

March 20, 2014

Via E-mail
Mr. Douglas H. Bowers
President and Chief Executive Officer
Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina 27701

Re: **Square 1 Financial, Inc.**
      Pre-Effective Amendment No. 3 to Form S-1 Registration Statement
      Filed March 14, 2014
      File No. 333-193197

Dear Mr. Bowers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Pre-Effective Amendment No. 3 to Form S-1 Filed March 14, 2014

Prospectus cover page

1. Revise the over-allotment option narrative to indicate the number of Class B shares that will be sold as converted Class A shares.

The Offering, page 9

2. Revise the "Use of proceeds" narrative to also disclose the proceeds to selling shareholders, with and without the over-allotment exercise.

Risk Factors
Risks Related to the Offering, page 22

3. Revise to add a risk for the Registration Rights Agreement and future sales
    thereunder may depress the share price and include the earliest dates and maximum
    number of shares that the Company may be required to register.

Principal and Selling Shareholders, page 89

4. Provide the staff with the calculations supporting the numbers 19,783,726 and
    27,200,336. In this regard, start with the balance sheet number at December 31, 2013
    from page F-2.

5. Reconcile the number of shares being offered with the number on the cover page. In
    this regard, there appears to be a difference.

6. Revise to disclose the selling shareholders and number of shares to be sold if the
    over-allotment option is exercised.

Exhibit 5.1 Legal Opinion

7. Revise the numbers used to reconcile to the cover page of the Prospectus. In this
    regard, the total and Company Shares numbers do not match.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney